UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number: 811-06146
(check one):   [  ] Form 10-K and Form 10-KSB
    [ ] Form 10-Q and Form   10-QSB
           [ ] Form 20-F       [ ]  Form 11-K
   [x ] Form N-SAR
For Period Ended: March 31, 2001
[ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
  [ ] Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR
For the Transition Period Ended:
 If the notification relates to a portion of the
 filing checked above,
 identify the item(s) to which the notification relates:
PART I - REGISTRANT INFORMATION
Bailard, Biehl & Kaiser International Fund Group, Inc.
Full Name of Registrant
-------------------------
Former Name if Applicable
950 Tower Lane, Suite 1900
Address of Principal Executive Office
 (Street and Number)
Foster City, CA 94404
City, State and Zip Code
PART 11 - RULES 12b-25(b) and (c)
if the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
 12b-25(b), the
following should be completed.
(Check box if appropriate)
[x ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort,or expense;
[ ] (b) The subject annual report, semi-annual report, transition report on
 Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form IO-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [ ]
(c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why the Form 10-K and
 Form 10-KSB, 11-K, 20-F, IO-Q and Form IO-QSB,
 N-SAR, or other
transition report or portion thereof, could not be filed within the prescribed period.
Waiting for financial information.
PART IV - OTHER INFORMATION
(1)   Name and telephone number of person
to contact in
 regard to this notification
Rochelle Gonzales
(626) 852-1033

(Name)
 (Area Code)
(Telephone Number)
(2)  Have all other periodic reports required under
section 13 or 15(d) of the
 Securities Exchange Act of 1934 or Section 30 of
  the
 Investment Company Act of 1940 during the preceding
12 months (or for
 such shorter period that the registrant was required
 to file
 such reports), been filed. If answer is no, identify
 report(s).
      [x ] YES     [ ] NO

(3)  Is it anticipated that any significant change in
results of operations from
the corresponding period for the last fiscal
year will be
 reflected by the earnings statement to be
included in the subject report or
 portion thereof?
     [ ] YES      [x ] NO
If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Bailard, Biehl & Kaiser International
 Fund Group, Inc.
(Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


 Date:     May 30, 2001
By:   /s/ Rochelle Gonzales